Exhibit 99.1

CorePoint Lodging To Be Acquired By A Joint Venture Between Affiliates Of Highgate And Cerberus Capital Management, L.P. In $1.5 Billion All-Cash Transaction

CorePoint Stockholders to Receive $15.65 Per-Share in Cash

IRVING, Texas, November 8, 2021 – CorePoint Lodging Inc. (NYSE: CPLG) (“CorePoint” or the “Company”), a pure play select-service hotel owner strategically focused on the midscale and upper-midscale segments, today announced that it has entered into a definitive agreement to be acquired through a joint venture between affiliates of Highgate and Cerberus Capital Management, L.P. (“Cerberus”).

Under the terms of the merger agreement, Highgate and Cerberus will acquire all outstanding shares of CorePoint common stock in an all-cash transaction valued at approximately $1.5 billion based on the $15.65 per share consideration, which reflects the assumption of current net debt and a $160 million buyer liability reserve for the Internal Revenue Service (“IRS”) matter detailed below. This price represents a premium of approximately 42% to CorePoint’s closing share price on July 13, 2021, the last trading day prior to the Company’s public announcement of its strategic alternatives process.

In addition to the $15.65 per share payable in cash at closing, CorePoint stockholders may receive incremental cash consideration per share pending timely resolution of the previously disclosed tax proceedings with the IRS related to an ongoing audit of CorePoint entities, which began prior to the Company’s 2018 spin-off from La Quinta Holdings, Inc. The amount of any potential additional cash consideration payable to CorePoint stockholders will be calculated based on the amount, if any, by which the settlement amount is less than a buyer liability reserve of $160 million agreed to by the parties. The Company received a settlement offer from the IRS with respect to the IRS matter on November 5, 2021, and expects to accept that offer and enter into an agreement with the IRS this week. The settlement offer provides for total payments by the Company of approximately $89.6 million plus statutory interest through the date of payment. Pursuant to this settlement offer, the Company estimates the total payment amount pursuant to the settlement will be approximately $155 million. As such, the Company currently expects that the amount of any such additional consideration will likely be approximately $0.10 per share. There can be no assurances that any additional consideration will be received by the Company’s stockholders.

Keith Cline, President and Chief Executive Officer of CorePoint, said, “Over the past few years, CorePoint has been executing on a disciplined asset disposition strategy that has transformed the Company’s portfolio and created substantial value. This transaction continues our strategy of maximizing value and represents a compelling opportunity to deliver immediate and certain cash value to our stockholders. Our portfolio has accomplished a great deal over the past several years, and I would like to thank the entire team at CorePoint along with Wyndham, especially their operations field leaders, general managers and hotel staff, for the dedication, hard work and commitment to CorePoint.”

Mitesh Shah, CorePoint’s Chairman of the Board, added, “The CorePoint Board, in consultation with our independent financial and legal advisors, conducted a comprehensive review of strategic alternatives and unanimously determined that this transaction maximizes value for our stockholders. The resilience and achievements of CorePoint’s entire team have unlocked substantial value through a deliberate, non-core disposition strategy, and today’s all-cash sale represents a successful culmination of these efforts.”

“Highgate has tremendous respect for CorePoint and its highly experienced team, having observed the Company strengthen, refine and cultivate a leading portfolio of select service hotels,” said Mahmood Khimji, Co-Chairman of Highgate. “We are thrilled to partner with our friends at Cerberus on another exciting transaction, through which Highgate will continue to enhance its capabilities in the select service space. We look forward to collaborating with the many associates and stakeholders involved towards a successful closing, and to working closely with the Wyndham Hotels team as we embark on the next chapter for this portfolio.”

Tom Wagner, Head of North American Real Estate at Cerberus, commented: “Since separating from La Quinta Holdings, Inc. in 2018, the CorePoint management team has done an excellent job running the business, navigating the unprecedented COVID-19 pandemic, and strategically repositioning its portfolio. Alongside Highgate, we are excited for the opportunity to build on these positive strides and establish the Company’s next chapter of growth as a private company.”

Timing and Approvals

The transaction is expected to close in the first quarter of 2022, subject to the approval of CorePoint’s stockholders and the satisfaction of other customary closing conditions. There is no financing condition to the transaction.

In connection with the transaction, affiliates of Blackstone Inc. which own approximately 30% of CorePoint’s total shares outstanding, have entered into a voting agreement under which they have agreed to vote all of their shares in favor of the transaction.

Upon successful completion of the transaction, CorePoint’s common stock will no longer be listed on the New York Stock Exchange, and the Company will be privately owned.

Third Quarter 2021 Earnings

In light of the pending transaction with Highgate and Cerberus, CorePoint will not hold an earnings conference call for the third quarter of 2021. The Company separately released its financial results for the third quarter this morning.

Advisors

J.P. Morgan Securities LLC is serving as lead financial advisor to CorePoint, Hodges Ward Elliott, LLC as co-advisor, and Simpson Thacher & Bartlett LLP as legal counsel to CorePoint.

Deutsche Bank Securities Inc. is serving as financial advisor to Highgate and Cerberus. Additionally, Deutsche Bank and Bank of Montreal provided a debt financing commitment to Highgate and Cerberus on this transaction. Latham & Watkins LLP and Kirkland & Ellis LLP acted as legal counsel to Highgate and Cerberus.

About CorePoint

CorePoint Lodging Inc. (NYSE: CPLG) is the only pure-play publicly traded U.S. lodging REIT strategically focused on the ownership of midscale and upper-midscale select-service hotels. CorePoint owns a geographically diverse portfolio in attractive locations primarily in or near employment centers, airports, and major travel thoroughfares. The portfolio consists of primarily La Quinta branded hotels. For more information, please visit CorePoint’s website at www.corepoint.com.

About Highgate

Highgate is a leading real estate investment and hospitality management company with over $15 billion of assets under management. Highgate has a 30-year track record as an investment manager, operating partner, and developer for REITs, private equity firms, sovereign wealth funds, high net worth individuals, and other institutional investors. With a particular focus in hospitality real estate, Highgate’s portfolio includes over 350 owned and/or managed hotels comprising over 65,000 rooms across the United States, Europe, Latin America, and the Caribbean. Highgate’s capabilities extend to adjacent real estate verticals including multifamily, short-term rentals, and diversified healthcare real estate, as well as investments in real estate-linked securities, technology platforms, and hospitality-related operating businesses. Highgate maintains corporate offices in New York, Dallas, London, Miami, Seattle, and Waikiki. www.highgate.com.

About Cerberus

Founded in 1992, Cerberus is a global leader in alternative investing with over $55 billion in assets across complementary credit, private equity, and real estate strategies. Cerberus invests across the capital structure where its integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value. Cerberus’ tenured teams have experience working collaboratively across asset classes, sectors, and geographies to seek strong risk-adjusted returns for its investors. For more information about its people and platforms, visit us at www.cerberus.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements often contain words such as “assume,” “will,” “anticipate,” “believe,” “predict,” “project,” “potential,” “contemplate,” “plan,” “forecast,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should,” “would,” “could,” “goal,” “seek,” “hope,” “aim,” “continue” and other similar words or expressions or the negative thereof or other variations thereon. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Such forward-looking statements involve numerous assumptions, risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others: completion of the proposed transaction is subject to various risks and uncertainties related to, among other things, its terms, timing, structure, benefits, costs and completion; required approvals to complete the proposed transaction by our stockholders and the receipt of certain regulatory approvals, to the extent required, and the timing and conditions for such approvals; the stock price of CorePoint prior to the consummation of the proposed transaction; and the satisfaction of the closing conditions to the proposed transaction; business, financial and operating risks inherent to the lodging industry; macroeconomic and other factors beyond our control, including without limitation the effects of the ongoing COVID-19 pandemic or other pandemics or outbreaks of contagious disease; the geographic concentration of our hotels; our inability to compete effectively; our concentration in the La Quinta brand; our dependence on the performance of LQ Management L.L.C. and other third-party hotel managers and franchisors; covenants in our hotel management and franchise agreements that limit or restrict the sale of our hotels; risks posed by our disposition activities, including our ability to contract with qualified buyers and the risk that purchasers may not have the access to capital or meet other requirements; risks resulting from significant investments in real estate; cyber threats and the risk of data breaches or disruptions of technology information systems; the growth of internet reservation channels; disruptions to the functioning or transition of the reservation systems, accounting systems or other technology programs for our hotels, and other technology programs and system upgrades; and our substantial indebtedness, including restrictions imposed on our ability to access our cash. Additional risks and uncertainties include, among others, those risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as such factors may be updated or superseded from time to time in our periodic filings with the Securities and Exchange Commission (SEC). You are urged to carefully consider all such factors and we note that the COVID-19 pandemic may have the effect of heightening many of the risks and uncertainties described. Although it is believed that the expectations reflected in such forward-looking statements are reasonable and are expressed in good faith, such expectations may not prove to be correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only to expectations as of the date of this communication. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this press release, such statements or disclosures will be deemed to modify or supersede such statements in this press release.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed acquisition of CorePoint by affiliates of Highgate Hotels, L.P. and Cerberus Capital Management, L.P. In connection with this proposed acquisition, CorePoint plans to file one or more proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement or other document that CorePoint may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COREPOINT LODGING INC. ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of CorePoint. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by CorePoint through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CorePoint will be available free of charge on CorePoint’s internet website at www.corepoint.com or upon written request to: Investor Relations, CorePoint Lodging Inc., 125 E. John Carpenter Freeway, Suite 1650, Irving, Texas 75062 or by telephone at (214) 501-5535.

Participants in Solicitation

CorePoint, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CorePoint is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 14, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Contact:

Investors

Becky Roseberry

SVP - Finance and Investor Relations

214-501-5535

investorrelations@corepoint.com

Media

Andrew Siegel / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449